Exhibit 21.1

Cars.com Inc. Subsidiary List

Entity	State/Province of Incorporation/Formation
Accu-Trade, LLC	Delaware
Cars.com, LLC	Delaware
CreditIQ, LLC	Delaware
D2C Media Inc.	British Columbia
Dealer Inspire Inc.	Delaware
Dealer Inspire Solutions Canada Inc.	British Columbia
DealerRater Canada, LLC	Delaware
DealerRater.com, LLC	Delaware
EZResults Media Inc.	British Columbia
Galves Market Data, LLC	Delaware